Contact

www.linkedin.com/in/gene-tacy-96a9164 (LinkedIn)

Top Skills

Embedded Systems
C
Hardware

Gene Tacy

COO, President and Treasurer
Windham, New Hampshire, United States

Summary

Start-up Engineering and Manufacturing leader with experience bringing concepts through the entire product development cycle while building out product development teams. Hands on engineer with extensive experience in circuit board prototype and fabrication who has developed complete software systems from OS integration, device driver design to high level software systems integration. Extensive experience in medical device design under ISO 13485 and FDA CFR 21 Part 820.

Specialties: Applying technology to solve interesting problems.
Prototype Circuit board design and fabrication.
Embedded Software development.
Complete system integration.
Product transition from concept to manufacturing.
Learning new skills and technologies and applying them.
Understanding current technologies, benefits and limitations.

Experience

Imago Rehab

Chief Operating Officer, President and Treasurer
March 2023 - Present (1 year 7 months)
Woburn, Massachusetts, United States

Myomo

Vice President of Engineering & Manufacturing
July 2008 - March 2023 (14 years 9 months)
Cambridge, MA

Manage all aspects of Engineering, Manufacturing, IP portfolio and IT systems.

• Development of product requirement and specification.
• Engineering products from specification.
• Transitioning of product design to Manufacturing.
• Regulatory clearance of developed products.

• Management of manufacturing subcontractor relationship.

• Management of Internal Manufacturing processes.

• Monitoring and feedback of quality issues, engineering improvements to address field issues.

• Development and management of Customer Service

• Obtained ISO13485 Certification

Myomo Inc.
Senior Software Engineer
September 2007 - June 2008 (10 months)

Responsible for all software related to operation and test of the Myomo E100 NeuroRobotic Arm Brace

• Designed Software Architecture for Electro Mechanical control of the Brace

• Coded design in C to run on a Microchip P18F6627 Embedded microprocessor

• Designed and coded next generation platform under SBIR grant funding, containing 5 processing modules interacting over CAN and I2C busses

• Participated in design, schematic capture and layout of first generations of the controller hardware

NComm, Inc.
Engineer
July 2000 - September 2007 (7 years 3 months)

• Design Engineer for Small Privately owned Telecommunications Software / Consulting Company

• Designed MPC8260 Based Evaluation platform

• Designed many Telecommunication Interface Modules for use with evaluation platform

• Coded device drivers for T1, E1, T3, E3, HDLC, SONET/SDH and Ethernet interfaces

• Coded drivers for VXWORKS, PSOS, Nucleus and Linux.

• Provided consulting services to many of NComm's customers for hardware and software design

• Provided all of NComm's IT services from server maintenance to desktop support

• Installed and responsible for NComm's network wiring, infrastructure and security

• Responsible for complete projects, from design specification, schematic design, board layout, cost reduction, FPGA/EPLD design and programming, to BSP coding and application development

Intel
Product Engineer
January 1998 - May 2000 (2 years 5 months)

Education

Clarkson University
MS, Electrical Engineering · (1996 - 1997)

Clarkson University
BS, Electrical and Computer Engineering · (1992 - 1996)